Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

February 28, 2013

John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Liberty Silver Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed February 28, 2013

File No. 333-184962

Dear Mr. Reynolds:

On behalf of Liberty Silver Corp., a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter dated February 28, 2013.  The revisions to the Company’s registration statement which are described in this letter, are included in the S-1/A Amendment No. 4 filed as of the hereof.

Part II

Item 15. Sales of Unregistered Securities, page 54

1. We have reviewed your response to comment three. Your response does not appear to include the common stock held by BG Capital Group, Ltd. and Lookback Investments, Inc. Please revise or advise.

Response:

The comment is noted.   The purpose of Item 15 of Part II is to list recent sales of equity securities by the Registrant, rather than to list common stock, which may currently be held by particular shareholders.  The Registrant has never made any sales of securities to BG Capital Group, Ltd, and accordingly, no references to BG Capital Group are included in the table.  The Registrant has made two sales of securities to Lookback Investments, Inc., both of which are currently included in the table.  Details regarding these issuances, are explained in notes (5) and (6) to the table. The explanation in note (5) includes the information required by Item 701 of Regulation S-K, with respect to the shares issuable upon exercise of warrants held by Lookback Investments, Inc.  Accordingly, the Company has not made revisions to its registration statement in response to this comment.

Item 16. Exhibits, page 57

2. Please amend your registration statement to include an updated consent from your independent registered public accounting firm.

We have filed an updated consent.

The Company’s registration statement has been amended in response to this comment to include the information described above.  Disclosure has been added on page 15 of the registration statement (in Note 5 to the table of selling shareholders), and on page 49 of the registration statement (in the Table of Beneficial Ownership) to reflect the current beneficial ownership of Mr. Genovese.

The Company is anticipating filing a request for acceleration of the effective date of its registration statement shortly after the filing of its S-1/A Amendment No. 4.  The request for acceleration will include an acknowledgement from the Company of the following:

●

Should the Commission or the staff or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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